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March 11, 2005


VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Glenayre Technologies, Inc.
     File No. 0-15761
     Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2004

Ladies and Gentlemen:

On behalf of Glenayre Technologies, Inc. (the "Company"), we enclose herewith for filing, pursuant to Section 13 (a) of the Securities Exchange Act of 1934, the Annual Report on Form 10-K of Glenayre Technologies, Inc. for the fiscal year ended December 31, 2004, with financial statements, financial statement schedules and all exhibits.

Please acknowledge receipt of the enclosures in accordance with the rules and regulations of EDGAR.

Very truly yours,

/s/ Debra Ziola

Debra Ziola
Senior Vice President and Chief Financial Officer
Enclosures